Exhibit 99.1
Shopify Announces Results of its 2024 Annual Meeting of Shareholders
Internet, Everywhere – June 5, 2024 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announced today the results of its annual meeting of shareholders (the “Meeting”) held on June 4, 2024. All director nominees were elected to the Board of Directors and PricewaterhouseCoopers LLP were appointed as the Company's auditors. Shareholders approved the third amendment and restatement of the Company's Long Term Incentive Plan and approved all unallocated awards under the Company's Long Term Incentive Plan and Stock Option Plan, as amended. In addition, shareholders approved the advisory resolution on the Company's approach to executive compensation, as further described in the Company's management information circular dated April 19, 2024.
The detailed results of the Meeting were as follows:
1.Election of Directors
The nine (9) nominees for director that were proposed by management of the Company were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Director	Votes for	% of Votes for	Votes Against	% of Votes Against
Tobias Lütke	1,612,519,334	98.10%	31,288,225	1.90%
Robert Ashe	1,462,767,030	88.99%	181,041,894	11.01%
Gail Goodman	1,254,798,639	76.33%	389,010,285	23.67%
Colleen Johnston	1,589,328,000	96.69%	54,480,925	3.31%
Jeremy Levine	1,584,189,631	96.37%	59,619,274	3.63%
Prashanth Mahendra-Rajah	1,605,261,515	97.66%	38,547,180	2.34%
Lulu Cheng Meservey	1,643,010,721	99.95%	797,494	0.05%
Toby Shannan	1,637,461,348	99.61%	6,347,390	0.39%
Fidji Simo	1,525,960,560	92.83%	117,846,875	7.17%

2.Appointment of Auditor
PricewaterhouseCoopers LLP were appointed as the Company's auditors by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, and the directors were authorized to fix the auditors' compensation. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
1,727,067,990	99.52%	8,275,412	0.48%
3.Approval of Unallocated Options Under the Stock Option Plan
The unallocated options under the Company's Stock Option Plan, as amended, were approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
1,036,684,888	63.07%	607,124,037	36.93%

4.Approval of Amended and Restated Long Term Incentive Plan

The Company's Third Amended and Restated Long Term Incentive Plan and the unallocated awards under such Long Term Incentive Plan, as amended, were approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
1,068,039,344	64.97%	575,765,117	35.03%

5.Advisory Vote on Executive Compensation

The advisory resolution on the Company's approach to executive compensation was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
1,137,203,756	69.18%	506,605,104	30.82%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify